SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXECUTIVE BOARD INTERNAL CHARTER

Chapter I - PURPOSE

Article 1 This Internal Charter (“Charter”) governs the structure, operation, and roles and responsibilities of the Executive Board (“Executive Board”) of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), subject to the provisions of the Bylaws and the legislation in force.

Chapter II - COMPOSITION, INVESTITURE, AND TERM OF OFFICE

Article 2 The Executive Board consists of 7 (seven) members, being the Chief Executive Officer, the People and Corporate Management Officer, the Chief Financial Officer and Investor Relations Officer, the Engineering and Innovation Officer, the Regulation and New Business Officer, the Operation and Maintenance Officer, and the Customer Officer, all of whom with a unified term of office of 2 (two) years, with the possibility of 3 (three) consecutive re-elections.

Paragraph 1 Except in the event of resignation or dismissal, the term of office of the Executive Officers is automatically extended until their respective substitutes take office.

Paragraph 2 The attributions and functions of each Executive Officer shall be defined by the Board of Directors, as described in the Bylaws.

Article 3 Without prejudice to the provisions of the Bylaws, to take office, the Executive Officer shall:

I.	keep their personal data updated with the CEO’s Office;
II.	present the personal documents that may eventually be required by the Company;
III.	declare to be free from any impediments under the terms of the legislation in force;
IV.	provide all statements and information required by the Company, according to the Bylaws, this Charter, relevant legislation and regulations, including those required by the Brazilian Securities and Exchange Commission;
V.	participate, upon taking office and annually, in the training sessions provided for in Federal Law 13,303/2016;
VI.	adhere to Sabesp’s Code of Conduct and Integrity;
VII.	adhere to the Company’s policies and codes, including but not limited to the Institutional Policy for the Disclosure of Material Acts and Facts and Trading of Securities Issued by Sabesp, as well as declare the ownership and trading carried out with securities issued by the Company and the list of related people, according to Article 11 of CVM Resolution 44/2021;
Approved at the 987th Meeting of the Board of Directors – April 20, 2023	PAGE 1 of 12

EXECUTIVE BOARD INTERNAL CHARTER
VIII.	submit a Declaration of Subsidiaries, under the Institutional Policy on Transactions with Related Parties – PI 0032;
IX.	sign the term of office within 30 (thirty) days of the election, under penalty of its ineffectiveness (unless a justification is accepted by the body to which the member was elected), which shall contain:
(i)	the indication of at least one domicile to receive summons and subpoenas of administrative and judicial proceedings, related to acts of their management, and the change of the indicated domicile is allowed only in writing, under the Bylaws;
(ii)	their awareness and acceptance of the Arbitration clause, under the Novo Mercado Regulations and the Bylaws;
(iii)	the acceptance of the commitment with goals and results, under Article 23 of Federal Law 13,303/2016 and the Bylaws;
X.	submit a statement of assets and valuables under the Bylaws, which shall be updated annually and at the end of the term of office;
XI.	observe the provisions of Binding Precedent 13, of the Federal Supreme Court, and State Decree 54,376/2009; and
XII.	in case of an Officer who, on the date of investiture, is a member of the Company’s staff, he/she may choose his/her respective salary, under the terms of the Bylaws.

Chapter III - VACANCIES AND REPLACEMENTS

Article 4 In the absences or temporary impediments of any Executive Officer, the Chief Executive Officer shall appoint another Executive Board member to assume the functions of the absent Executive Officer, under the terms of the Bylaws.

Sole paragraph The absent Executive Officer may indicate the Executive Officer who will assume his/her duties, which shall be ratified by the Chief Executive Officer.

Article 5 In his/her absences and temporary impediments, the Chief Executive Officer shall be replaced by the Executive Officer appointed by him/her and, if no indication is made, by the Chief Financial Officer and Investor Relations Officer, under the terms of the Bylaws.

Article 6 In case of vacancy and until a successor is elected, the Chief Executive Officer shall be replaced by the Chief Financial Officer and Investor Relations Officer, under the terms of the Bylaws.

Chapter IV - LEAVES

Approved at the 987th Meeting of the Board of Directors – April 20, 2023	PAGE 2 of 12

EXECUTIVE BOARD INTERNAL CHARTER

Article 7 The Executive Officers may request from the Board of Directors an unpaid leave of absence, provided that it does not exceed 3 (three) months, which must be recorded in the minutes, as provided for in the Bylaws.

Chapter V - RESPONSIBILITIES

Article 8 Without prejudice to the attributions defined in the pertinent legislation and the Bylaws, the Executive Board is responsible for:

I.	complying with the Resolutions of the Board of Directors that delegate to the Executive Board matters that are the responsibility of the Board of Directors, provided for in the Bylaws or Charter, provided that they are not responsibilities defined in law, according to Article 139 of Federal Law 6,404/1976; and
II.	implementing the Institutional Policy of Corporate Risk Management and, whenever necessary, proposing to the Board of Directors any needs for reviewing this policy, including because of changes in the risks to which the Company is exposed.

Chapter VI - PREVIOUS ANALYSIS OF THE MATERIAL OF THE EXECUTIVE BOARD’S MEETING (PRE-AGENDA)

Article 9 The group composed of the Executive Secretariat and representatives of the Company’s Offices shall meet at least 3 (three) days before the date scheduled for each Executive Board meeting (pre-agenda), and the date of each meeting or agenda shall be defined by the Executive Secretariat, which will:

I.	analyze and submit the material to be included on the agenda;
II.	discuss the matters to be included on the agenda;
III.	ensure the standard of the documents and presentations; and
IV.	analyze the material to be distributed to the Executive Officers.

Paragraph 1 The pre-agenda shall be coordinated by the Executive Secretariat or, in its absence, by another member appointed by the Secretariat.

Chapter VII - EXECUTIVE SECRETARIAT

Article 10 The Company may have a secretariat linked to the CEO’s Office and a secretariat linked to the corporate governance area, as decided by the Chief Executive Officer. In any case, the meetings of the Executive Board shall be assisted by the head or a person appointed by the CEO’s Office and/or a member of the corporate governance area, who may act as the executive secretary for the meetings (“Executive Secretariat”). The distribution of functions of the Executive Secretariat, as applicable, shall be carried out as determined by the Chief Executive Officer.

Approved at the 987th Meeting of the Board of Directors – April 20, 2023	PAGE 3 of 12

EXECUTIVE BOARD INTERNAL CHARTER

Article 11 The Executive Secretariat is responsible for:

I.	organizing the agenda of the Executive Board Meeting based on the requests of the Offices, including the approval of the minutes of the meetings;
II.	submitting to the Chief Executive Officer the agenda and the documentation necessary to analyze the matters;
III.	issuing, on behalf of the Chief Executive Officer, a call notice for the meetings with the indication of the date, time, venue, agenda, and respective documents;
IV.	ensuring that the Executive Officers individually receive, 3 (three) days before the meeting, the documentation containing the necessary information to allow the discussion and resolution of the matters to be addressed;
V.	calling, on behalf of the Chief Executive Officer, Company employees to participate in the meetings and provide clarifications or information about the matters being analyzed;
VI.	serving as a secretary and drawing up the minutes of the Executive Board Meetings;
VII.	registering the Executive Board Resolutions and the respective classification;
VIII.	submitting the list of the Executive Board Resolutions to the Audit Committee and Fiscal Council; and
IX.	adopting all the necessary measures for holding the Executive Board Meetings.

Chapter VIII - EXECUTIVE BOARD MEETINGS

Article 12 The Executive Board shall meet, ordinarily, at least 2 (two) times per month and, extraordinarily, at the call of the Chief Executive Officer or any other two Executive Officers, under the terms of the Bylaws.

Paragraph 1 The Executive Board Meetings shall be presided over by the Chief Executive Officer.

Paragraph 2 The Executive Board Meetings shall be installed with the presence of at least half of the acting Executive Officers, and each Executive Officer shall be entitled to 1 (one) vote, and the matter that has the agreement of the majority of the attending Executive Officers shall be approved; in the case of a tie, the proposal that has the vote of the Chief Executive Officer shall prevail, under the terms of the Bylaws.

Paragraph 3 In the absence or impediment of the Chief Executive Officer, the Executive Officer who is accumulating the Presidency shall preside over the meeting, and shall have the casting vote.

Approved at the 987th Meeting of the Board of Directors – April 20, 2023	PAGE 4 of 12

EXECUTIVE BOARD INTERNAL CHARTER

Paragraph 4 Should an Executive Officer be cumulatively responsible for another Office, only his/her vote shall be considered, according to Paragraph 3 of this Article 12.

Paragraph 5 Extraordinary meetings, to address matters of the Company’s interest, may be called with any advance notice.

Paragraph 6 The Chief Executive Officer may, upon calling the meeting, facilitate the participation of the Executive Officers by telephone, videoconference, or any other means of communication that may ensure their effective participation and the authenticity of their vote; the Executive Officer who participates virtually in the meeting shall be considered present and his/her vote shall be considered valid for all legal effects, without prejudice to the subsequent drawing up and signing of the respective minutes, under the terms of the Bylaws.

Article 13 The meetings shall be held at the Company’s headquarters; however, in exceptional cases and as required by the Chief Executive Officer, they may be held in another location.

Article 14 The Executive Board Meetings shall follow the order established in the agenda and, as applicable, the Chief Executive Officer or whoever is presiding over the meeting in his/her place may change the sequence of the agenda to give preference to urgent or strategic matters or for the better progress of the meeting.

Article 15 The Executive Officers may:

I.	invite, when necessary, internal and/or external people to take part in the Executive Board Meetings, to provide clarifications about the matters being analyzed, without prejudice to Article 11-V of this Charter; and
II.	propose the inclusion of an extraordinary item on the agenda during the meeting, and the Chair shall be responsible for deciding whether or not to include it on the agenda.

Article 16 The meeting may be adjourned by decision of the Chair and with the agreement of the majority of the Executive Officers present, and the venue, date, and time for its continuance shall be defined, with no new call being necessary, provided that no new item is included on the agenda and that the quorum for the resolution is verified.

Sole Paragraph The adjournment and continuation of the meeting shall be recorded in the minutes.

Article 17 All participants (called and invited) of the Executive Board Meetings, due to their access to potentially material acts and facts, are subject to the provisions of the

Approved at the 987th Meeting of the Board of Directors – April 20, 2023	PAGE 5 of 12

EXECUTIVE BOARD INTERNAL CHARTER

Institutional Policy of Material Acts and Facts and Trading of Securities Issued by Sabesp – PI0022, and must sign the Adhesion Instrument (Exhibit 2) to said Policy.

Article 18 Minutes must be drawn up for each meeting with the resolutions of the Executive Board, which, after being approved by the Executive Officers, shall be transcribed in the Book of Minutes of the Executive Board’s Meetings, under the Bylaws.

Paragraph 1 The minutes shall be clearly drafted, and contain a record of the Executive Officers present and the resolutions taken, including abstentions and dissenting votes.

Paragraph 2 Where applicable, an excerpt of the minutes of the Executive Board Meeting shall be provided, which shall be signed by the person responsible for acting as a secretary of the minutes.

Chapter IX - DUTIES

Article 19 Subject to the provisions of the preceding articles and the Bylaws, the members of the Executive Board have the following duties:

Paragraph 1 Under the terms of the Bylaws and by force of this Charter, the Chief Executive Officer is responsible for:

I.	representing the Company, actively and passively, in court or out of court, and may appoint for this purpose an attorney-in-fact with special powers, including powers to receive initial summons and notices, subject to the provisions of Article 19 of the Bylaws;
II.	institutionally representing the Company in its relations with governmental authorities, private entities, and third parties in general;
III.	calling and presiding over the Executive Board Meetings;
IV.	coordinating the Executive Board’s activities;
V.	issuing acts and resolutions that corroborate the Executive Board’s resolutions or resolutions arising therefrom;
VI.	coordinating the ordinary management of the Company, including the implementation of the guidelines and compliance with resolutions taken by the General Meeting, Board of Directors, and Executive Board;
VII.	coordinating the activities of the other Executive Officers;
VIII.	promoting the organizational and functional structure of the Company;
IX.	issuing normative instructions that regulate the activities among the several areas of the Company;
Approved at the 987th Meeting of the Board of Directors – April 20, 2023	PAGE 6 of 12

EXECUTIVE BOARD INTERNAL CHARTER
X.	coordinating, evaluating, and controlling the functions related to:

a) the CEO’s Office;

b) integrated planning, management, and business organization;

c) communication;

d) ombudsman;

e) quality;

f) ESG - Environmental, Social and Corporate Governance;

g) digital transformation;

h) corporate strategy.

XI.	responding for the compliance and risk management area, led by the statutory executive officer appointed by the Board of Directors;
XII.	being administratively responsible for the audit area and the compliance and corporate risk management area;
XIII.	institutional relations.

Paragraph 2 The People and Corporate Management Officer shall be responsible for:

I.	people management;
II.	property;
III.	legal services;
IV.	compliance and risks, as appointed by the Board of Directors; and
V.	procurement, supplies, and strategic hiring.

Paragraph 3 The Chief Financial Officer and Investor Relations Officer shall be responsible for:

I.	planning, collecting, and supplying financial funds;
II.	managing and following up on billing and collection;
III.	controllership;
IV.	accounting;
V.	investor relations;
VI.	operations in the capital markets and other financial operations;
VII.	indebtedness control;
Approved at the 987th Meeting of the Board of Directors – April 20, 2023	PAGE 7 of 12

EXECUTIVE BOARD INTERNAL CHARTER
VIII.	controlling the economic-financial and operational performance of his/her business units;
IX.	shared services center; and
X.	information technology.

Paragraph 4 The Engineering and Innovation Officer shall be responsible for:

I.	environment, planning and environmental control, excluding the activities related to ESG (Paragraph 1, X, ‘f’ above) and environmental compliance (Paragraph 7, VI below);
II.	research, innovation, technological and operational development;
III.	quality control of water and sewage;
IV.	loss management and energy;
V.	enterprises;
VI.	expansion planning, projects, and cost engineering;
VII.	CAPEX management, as well as expansion planning, projects, and cost engineering; and
V.	special projects.

Paragraph 5 The Operation and Maintenance Officer shall be responsible for:

I.	operation and maintenance in the water collection, treatment, and distribution systems, including wholesale, as well as sewage collection and treatment, and final disposal of residues and effluents;
II.	execution of commercial services, as well as the execution of other activities related to operation and maintenance;

Paragraph 6 The Customer Officer shall be responsible for:

I.	commercial processes and customer relations;
II.	management and coordination of the fight against default;
III.	standards of commercial and customer relationship activities; and
IV.	commercial and customer services.

Paragraph 7 The Regulation and New Business Officer shall be responsible for:

I.	management and review of costs and tariffs;
Approved at the 987th Meeting of the Board of Directors – April 20, 2023	PAGE 8 of 12

EXECUTIVE BOARD INTERNAL CHARTER
II.	negotiation of contracts for the provision of water supply and sewage services in the municipalities;
III.	negotiation with the community and municipal governments to balance the interests of the customers and the Company;
IV.	institutional relations and compliance related to the granting authorities;
V.	contractual and institutional management;
VI.	environmental compliance;
VII.	regulatory inspection;
VIII.	legal and regulatory advisory services, excluding litigation, which is the responsibility of the legal services of the People and Corporate Management Office, according to Paragraph 2, III;
IX.	evaluation, development, and proposal of new regulated and non-regulated businesses; and
X.	management of interests and partnerships.

Chapter X - MISCELLANEOUS

Article 20 This revision of the Internal Charter of the Executive Board was approved at the 987th Meeting of the Board of Directors, of April 20, 2023, effective as of April 28, 2023.

Paragraph 1 This Charter shall be made available on the websites of the Brazilian Securities and Exchange Commission (CVM) and the Company.

Paragraph 2 This Charter may be amended whenever necessary by a proposal of the Executive Board and must be approved at a Meeting of the Board of Directors.

Paragraph 3 The Internal Charter of the Executive Board, of October 18, 2018, is hereby revoked.

Approved at the 987th Meeting of the Board of Directors – April 20, 2023	PAGE 9 of 12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 15, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.